UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D
              Under the Securities Exchange Act of 1934


                            HIA, INC.
                        (Name of Issuer)
              Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                           404192106
                         (CUSIP Number)


                        Carl J. Bentley
                     1105 W. 122nd Avenue
                    Westminster, CO  80234
                       (303) 350-3282
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                     January 31, 1990
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



404192106
(CUSIP Number)

(1)	Names of Reporting Persons
		Carl J. Bentley
	I.R.S. Identification No. of Above Persons (entities only)
                Not Applicable

(2)	Check the Appropriate Box if a Member of a Group (a)  [  ] (b)  [X ]

(3)	SEC Use Only

(4)	Source of Funds
                PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)
                [  ]

(6)	Citizenship or Place of Organization
                United States

Number of		(7) Sole Voting Power	    2,366,153 Common Shares 1
Shares Beneficially
Owned by		(8) Shared Voting Power             0 Common Shares
Each Reporting
Person			(9) Sole Dispositive Power  2,366,153 Common Shares 1
With
		       (10) Shared Dispositive Power        0 Common Shares


(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
                2,366,153 Common Shares1

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

(13)	Percent of Class Represented by Amount in Row (11)
		25.0% of Common Shares

(14)	Type of Reporting Person
                IN

___________________________
 1 Includes 200,000 shares which may be acquired pursuant to the exercise of stock options exercisable on or before December 31, 2005.



                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D


                              Statement of

                            CARL J. BENTLEY

                  Pursuant to Section 13(d) of the
                  Securities Exchange Act of 1934

                             in respect of

                               HIA, INC.
                    (Commission File No. 0-9599)


ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, par value $0.01 per share, of HIA, Inc., a New York corporation ("HIA"). The principal executive offices of HIA are located at 1105 W. 122nd Avenue, Westminster, CO 80234.

ITEM 2.  IDENTITY AND BACKGROUND

        This statement is filed on behalf of Carl J. Bentley, an individual and resident of the State of Colorado (the "Reporting Person"). The Reporting Person's principal business address is 1105 W. 122nd Avenue,
Westminister, CO 80234. The Reporting Person has served as a director of HIA since 1994 and as Chairman of the Board of HIA since 1996. The Reporting Person has also served as President and as a director of CPS Distributors, Inc., a wholly-owned subsidiary of HIA, since 1986.

        The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, the Reporting Person is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person has acquired shares of HIA common stock as indicated in the table below. All of such acquisitions were made with personal funds of the Reporting Person, except for the January 31, 1990 transactions, in which HIA issued stock to the Reporting Person in lieu of cash compensation.

			Purchase
			Price Paid   Total Purchase
	     Number of	Per Share    Price Paid for
  Date of    Shares  	for Shares      Shares
Acquisition  Acquired	Acquired       Acquired	     Form of Acquisition

 2/24/1987   185,701 	$0.0309       $5,737.20    Stock purchase from HIA.

 3/31/1988   113,442 	$0.0422       $4,787.25    Stock purchase from HIA.

 3/1/1989    120,243 	$0.0528       $6,348.83    Stock purchase from HIA.

 4/28/1989   100,000 	$0.0350       $3,500.00    Exercise of stock options.
                                                   Underlying stock was then
                                                   immediately sold to another
						   HIA officer, Donald L.
                                                   Champlin.

 1/31/1990    72,405 	$0.0000         $0.00      Stock in lieu of cash
                                                   compensation.

 1/31/1990    30,800 	$0.0000 	$0.00 	   Stock in lieu of cash
                                                   compensation.

 4/21/1992   171,287 	$0.0350       $5,995.05    Stock purchase from HIA.

 2/22/1994    53,433 	$0.0206       $1,101.93    Stock purchase from HIA.

 7/15/1994   107,142 	$0.1400      $15,000.00    Exercise of stock options.

 5/24/1995    92,857 	$0.1400      $13,000.00    Exercise of stock options

11/24/1996   130,652 	$0.2081      $27,194.39    Stock purchase from HIA.

12/11/1997   176,429 	$0.1964      $34,652.42    Stock purchase from HIA.

12/31/1997   100,000 	$0.1859      $18,585.00    Exercise of stock options.

12/31/1998   100,000 	$0.2228      $22,282.20    Exercise of stock options.

12/31/1998    61,762 	$0.1646      $10,168.50    Stock purchase from HIA.

12/30/1999   200,000 	$0.1859      $37,170.00    Exercise of stock options.

12/30/2000   200,000 	$0.2500      $50,000.00    Exercise of stock options.

 8/17/2003   250,000 	$0.2000      $50,000.00    Exercise of stock options.

  Totals   2,166,153 	 	      $302,023

        The Reporting Person is also the beneficial owner of 200,000 shares which may be acquired pursuant to the exercise of stock options exercisable on or before December 31, 2005.


ITEM 4.  PURPOSE OF TRANSACTION.

        At the time of each acquisition of HIA common stock, the Reporting Person was serving as an officer and director of HIA. The option grants and stock sales were made to the Reporting Person by HIA as part of HIA's corporate objective to successfully attract and retain the best possible candidates for positions of responsibility and to motivate those individuals to strive to enhance HIA's growth and profitability. The Reporting Person did not make any of his acquisitions for the purpose of obtaining control of HIA, other than control incident to his position as an officer and director of HIA.

        On August 29,2005, the Reporting Person, together with Alan C. Bergold and Donald L. Champlin (collectively, the "Principal Shareholders") filed a statement on Schedule 13E-3, pursuant to which the Principal Shareholders announced their intention to cause HIA to effect a 1-for-45,000 reverse stock split of all outstanding shares of common stock that would result in the Principal Shareholders owning approximately 97% of the outstanding shares of HIA common stock after the reverse split. As a result of the reverse split transaction, HIA would terminate its registration under the Securities Exchange Act of 1934 and would no longer be required to file periodic reports with the Securities and Exchange Commission. HIA common stock would no longer be quoted on the OTC Bulletin Board and price quotations for the common stock would no longer be available.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person beneficially owns 2,366,153 shares of HIA common stock, which shares represent 25.0% of such class of stock. The Reporting Person has sole voting and dispositive power with respect to such shares and does not have shared voting and dispositive power with respect to any HIA common stock.

        (c) The Reporting Person has not executed any transactions in HIA common stock during the 60 days prior to the filing of this Schedule 13D. Please see Item 3 above for a description of all acquisitions of HIA common stock by the Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	WITH RESPECT TO SECURITIES OF THE ISSUER

        The Principal Shareholders are all party to a Shareholders Agreement with HIA. Upon the death of a Principal Shareholder, the surviving Principal Shareholders are obligated to purchase, and the estate of the deceased Principal Shareholder is obligated to sell, some or all of the deceased Principal Shareholder's shares of HIA common stock in accordance with the Shareholders Agreement. The purchase price per share for any such purchase is the greater of $1.75 or seven times the net profit of HIA
(before taxes, management's incentive bonuses, and HIA's profit sharing and 401(k) contributions) for the most recent fiscal year prior to the death of the Principal Shareholder, divided by the number of shares of common stock issued and outstanding as of the end of such fiscal year.


        Each Principal Shareholder has purchased life insurance policies on the lives of the other two Principal Shareholders to fund the purchase of shares pursuant to the Shareholders Agreement. Each surviving Principal Shareholder is obligated to purchase a number of the deceased Principal Shareholder's shares equal to the amount of life insurance proceeds received by the surviving Principal Shareholder divided by the aggregate purchase price for the deceased Principal Shareholder's shares. If the proceeds of the life insurance policies are insufficient to purchase all of the deceased Principal Shareholder's shares, the surviving Principal Shareholders and HIA have the option (but no obligation) to purchase any remaining shares. The purchase price for any remaining shares will be paid first from the proceeds of any key man life insurance policy held by HIA (if HIA elects to purchase) and the balance with a promissory note bearing interest at 6% per year with principal and interest payable in 120 equal monthly installments beginning 60 days after the Principal Shareholder's death.

        No Principal Shareholder may transfer any of his shares of HIA common stock unless the transferee signs an agreement to be bound by the Shareholders Agreement.

        Other than as described in this item and in Item 4 above there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of HIA, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit  No.			Description

    (1)		Shareholders Agreement dated May 18, 2005 by and among HIA,
		Inc., Carl J. Bentley, Alan C. Bergold and Don Champlin.



                                    SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 29,2005				/s/ Carl J. Bentley
					Carl  J. Bentley



				EXHIBIT INDEX

Exhibit No.			Description

    (1)		Shareholders Agreement dated May 18, 2005 by and among HIA,
		Inc., Carl J. Bentley, Alan C. Bergold and Don Champlin.